UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 2)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                TELOS CORPORATION
                  --------------------------------------------
                                (Name of Issuer)

     12% CUMULATIVE EXCHANGEABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87969B200
                   ------------------------------------------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
          -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                December 31, 2002
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)

                              (Page 1 of 14 Pages)

CUSIP No. 87969B200               13D/A                     Page 2 of 14 Pages
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS: WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 13-3688497
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         69,000 SHARES (SEE ITEM 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- SHARES (SEE ITEM 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      69,000 SHARES (SEE ITEM 5)
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      69,000 SHARES (SEE ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.2% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------


                               (Page 2 of 14 Pages)

CUSIP No. 87969B200               13D/A                     Page 3 of 14 Pages
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS: WYNNEFIELD SMALL CAP VALUE
       OFFSHORE FUND, LTD.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      CAYMAN ISLANDS
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         289,200 SHARES (SEE ITEM 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- SHARES (SEE ITEM 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      289,200 SHARES (SEE ITEM 5)
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      289,200 SHARES (SEE ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.1% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------


                               (Page 3 of 14 Pages)

CUSIP No. 87969B200               13D/A                     Page 4 of 14 Pages
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS: WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 13-3953291
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         94,500 SHARES (SEE ITEM 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- SHARES (SEE ITEM 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      94,500 SHARES (SEE ITEM 5)
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      94,500 SHARES (SEE ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------


                               (Page 4 of 14 Pages)

CUSIP No. 87969B200               13D/A                     Page 5 of 14 Pages
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS: CHANNEL PARTNERSHIP II, L.P.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 22-3215653
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         13,500 SHARES (SEE ITEM 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- SHARES (SEE ITEM 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      13,500 SHARES (SEE ITEM 5)
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,500 SHARES (SEE ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------


                               (Page 5 of 14 Pages)

CUSIP No. 87969B200               13D/A                     Page 6 of 14 Pages
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS: NELSON OBUS

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         13,500 SHARES (SEE ITEM 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- SHARES (SEE ITEM 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      13,500 SHARES (SEE ITEM 5)
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,500 SHARES (SEE ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------


                               (Page 6 of 14 Pages)

CUSIP No. 87969B200               13D/A                     Page 7 of 14 Pages
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS: WYNNEFIELD CAPITAL MANAGEMENT LLC

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 13-4018186
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         163,500 SHARES (SEE ITEM 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- SHARES (SEE ITEM 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      163,500 SHARES (SEE ITEM 5)
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      163,500 SHARES (SEE ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.1% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO (Limited Liability Company)
--------------------------------------------------------------------------------


                               (Page 7 of 14 Pages)

CUSIP No. 87969B200               13D/A                     Page 8 of 14 Pages
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS: WYNNEFIELD CAPITAL, INC.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      CAYMAN ISLANDS
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         289,200 SHARES (SEE ITEM 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- SHARES (1) (SEE ITEM 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      289,200 SHARES (SEE ITEM 5)
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      289,200 SHARES (SEE ALSO ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.1% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------


                               (Page 8 of 14 Pages)

     This Amendment No. 2 (the "Amendment") amends and restates in its entirety the Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on June 24, 1997, as amended by Amendment No. 1, filed on June 22, 1998 (together, the "Schedule 13D"), by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund") and Channel Partnership II, L.P. ("Channel" and, collectively with the Partnership and the Fund, the "Original Reporting Persons"), with respect to the shares of 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of Telos Corporation, a Maryland corporation with its principal executive offices located at 19886 Ashburn Road, Ashburn, Virginia 20147-2358 (the "Issuer"). In addition to the Original Reporting Persons, this Amendment is filed by and on behalf of Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI") and Nelson Obus ("Mr. Obus"). The Original Reporting Persons, Partnership-I, WCM, WCI and Mr. Obus are sometimes referred to collectively herein as the "Wynnefield Group."


ITEM 1. SECURITY AND ISSUER.

     This Amendment relates to shares of Preferred Stock of the Issuer. The principal executive offices of the Issuer are located at 19886 Ashburn Road, Ashburn, Virginia 20147-2358.

ITEM 2. IDENTITY AND BACKGROUND.

     (a), (b), (c) and (f). This Amendment is being filed by the Partnership, the Fund, Partnership-I, Channel, WCM and WCI, which are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), and Mr. Obus, an individual.

     WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus is the general partner of Channel. Mr. Obus and Mr. Landes are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Each of the Wynnefield Group entities made their most recent purchases of shares of Preferred Stock, separately from each other, for the consideration shown in the following table:

Name                           Date of Purchase                Number of Shares         Consideration Paid
----                           ----------------                ----------------         ------------------

Partnership*                   November 4, 2003                      12,800                      $11,776


                              (Page 9 of 14 Pages)


Partnership-I*                 November 4, 2003                      15,700                      $14,444
Fund**                         November 4, 2003                      9,500                        $8,740


*        WCM has an indirect beneficial ownership interest in these shares of Preferred Stock.

**       WCI has an indirect beneficial ownership interest in these shares of Preferred Stock.



     Channel has not made any purchases of Preferred Stock since the filing date of the original Schedule 13D, filed with the Commission on June 24, 1997.

     Such shares of Preferred Stock were paid for from the working capital of each entity in the Wynnefield Group who directly beneficially owns such shares of Preferred Stock. Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 4. PURPOSES OF TRANSACTION.

     The members of the Wynnefield Group acquired the shares of Preferred Stock reported in Item 5 below for investment purposes. They intend to monitor the performance of the Issuer and evaluate the responses of its management to the needs of the holders of the Preferred Stock in the near term with a view to various options that might be or become available to them. Such options include, among other things, meetings with the Issuer's management and exploring procedures for obtaining representation on the Board of Directors of the Issuer for the holders of the Preferred Stock. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Preferred Stock, or may sell or otherwise dispose of all or a portion of the shares of Preferred Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Preferred Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Preferred Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

     Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(A) - (C) As of December 18, 2003, the Wynnefield Group beneficially owned in the aggregate 466,200 shares of Preferred Stock, constituting approximately 14.6% of the outstanding shares of Preferred Stock (the percentage of shares owned being based upon 3,185,586 shares outstanding on November 17, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 30, 2003 filed with the Commission on November 20, 2003). The following table sets forth certain information with respect to shares of Preferred Stock directly beneficially owned by the Wynnefield Group members listed:


                              (Page 10 of 14 Pages)

                                                         APPROXIMATE
                                   NUMBER OF             PERCENTAGE OF
     NAME                          SHARES                OUTSTANDING SHARES
     ----                          ------                ------------------
     Partnership *                 69,000                2.2%
     Partnership-I *               94,500                3.0%
     Fund **                       289,200               9.1%
     Channel II ***                13,500                0.4%

* WCM has an indirect beneficial ownership interest in these shares of Preferred Stock.

** WCI has an indirect beneficial ownership interest in these shares of Preferred Stock.

*** Mr. Obus has an indirect beneficial ownership interest in these shares of Preferred Stock.

     WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Preferred Stock that the Partnership and Partnership-I beneficially own.

     Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Preferred Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Preferred Stock that WCM may be deemed to beneficially own.

     WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Preferred Stock that the Fund beneficially owns. Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Preferred Stock that WCI may be deemed to beneficially own.

     Mr. Obus is the general partner of Channel and accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that Channel beneficially owns.

     Beneficial ownership of shares of Preferred Stock shown on the cover pages of and set forth elsewhere in this Amendment for each member of the Wynnefield Group assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 466,200 shares of Preferred Stock, constituting approximately 14.6% of the outstanding shares of Preferred Stock (the percentage of shares owned being based upon 3,185,586 shares outstanding on November 17, 2003, as set forth in the



                              (Page 11 of 14 Pages)

Issuer's most recent report on Form 10-Q for the period ended September 30, 2003, filed with the Commission on November 20, 2003).

     The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Preferred Stock, and except as set forth in the table below, there have been no transactions in shares of Preferred Stock affected during the past 60 days, by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Preferred Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Preferred Stock, including transactions that may have occurred during the past 60 days.

     The members of the Wynnefield Group listed below have made purchases of shares of Preferred Stock during the past 60 days, as follows:

Name                  Date                  Number of Shares     Price Per Share
----                  ----                  ----------------     ---------------
Partnership           October 21, 2003      3,400                 $0.82
Partnership           November 4, 2003      12,800                $0.92

Partnership - I       October 21, 2003      4,100                 $0.82
Partnership - I       November 4, 2003      15,700                $0.92

Fund                  October 21, 2003      2,500                 $0.82
Fund                  November 4, 2003      9,500                 $0.92


     (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Preferred Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Preferred Stock.

     (e) Not applicable.


                              (Page 12 of 14 Pages)

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of December 18, 2003 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Amendment No. 2 and any and all amendments and supplements thereto with the Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

     Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Joint Filing Agreement, dated as of December 18, 2003, among the Partnership, Partnership-I, Fund, WCM, WCI, Channel and Mr. Obus.


                              (Page 13 of 14 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  December 18, 2003

                                WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                By: Wynnefield Capital Management, LLC,
                                             General Partner

                                By: /s/  Nelson Obus
                                    --------------------------------------------
                                             Nelson Obus, Co-Managing Member

                                WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                By: Wynnefield Capital Management, LLC,
                                             General Partner

                                By: /s/  Nelson Obus
                                    --------------------------------------------
                                             Nelson Obus, Co-Managing Member

                                WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                By: Wynnefield Capital, Inc.

                                By: /s/  Nelson Obus
                                    --------------------------------------------
                                              Nelson Obus, President

                                WYNNEFIELD CAPITAL MANAGEMENT, LLC


                                By: /s/  Nelson Obus
                                    --------------------------------------------
                                             Nelson Obus, Co-Managing Member

                                WYNNEFIELD CAPITAL, INC.

                                By: /s/  Nelson Obus
                                    --------------------------------------------
                                             Nelson Obus, President

                                CHANNEL PARTNERSHIP II, L.P.

                                By: /s/  Nelson Obus
                                    --------------------------------------------
                                             Nelson Obus, General Partner

                                /s/  Nelson Obus
                                -----------------------------------------------
                                Nelson Obus, Individually